Exhibit 99.3

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	May 15, 2013
For Immediate Release	NR#13-02

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2013.  For complete details of the first quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

At March 31, 2013, the Company had working capital of $37,917,231 including cash of $37,790,974.  The primary use of cash during the three months ended March 31, 2013 was for exploration and evaluation expenditures totaling $1,559,977 and an additional $77,536 for project oversight expenditures on the Juanicipio property.  Accounts receivable at March 31, 2013 totaled $752,732 and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at September 30, 2012 amounted to $1,222,865 and are attributable to accrued exploration expenditures and legal, audit, and other administrative expenses.

The Company’s net loss for the three months ended March 31, 2013 amounted to $1,658,073 (March 31, 2012: $754,371).  The prior period’s loss included a deferred tax recovery of $840,052 which did not apply this quarter.  For the three months ended March 31, 2013 management and consulting fees increased to $616,890 (March 31, 2012: $390,398) primarily due to recruitment and placement fees and to an additional director compared to the prior year.  The foreign exchange gain of $548,271 (March 31, 2012: $53,582) was a result of holding US$ in MAG corporately while the US$ strengthened against the C$.  During the quarter ended March 31, 2013, the Company recorded $636,600 (March 31, 2012: $375,856) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees in the period.  The Company also recognized a further impairment of $175,944 (March 31, 2012: Nil) on certain marketable securities held where the decrease in value was determined to be prolonged and significant.

Juanicipio Project

Based on a National Instrument 43-101 compliant Updated Preliminary Economic Assessment entitled “Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V”, authored by AMC Mining Consultants (Canada) Ltd. (the "AMC Study"), filed on SEDAR on July 16, 2012, Minera Juanicipio has approved an 18 month mine permitting and underground development budget of $25.4 million (the “Initial Development Budget”). To December 31, 2012, a total of $1.3 million of the Initial Development Budget had been incurred, with the remaining $24.1 million now designated for 2013 and early 2014. Fresnillo, plc (“Fresnillo”), the operator is in the process of preparing a revised timeline for the remaining work which is expected to be completed by early to mid-2014.

The Mexican environmental authorities now require an “Estudio Técnico Justificativo” or a Technical Justification Study to be approved prior to commencing ramp construction.  The required documents have been filed with the Ministry of Environment and Natural Resources, and Fresnillo reports that it expects the underground decline ground breaking to commence late in the second quarter of 2013. Five different contractors from North and South America have been asked to tender for the decline construction and proposals are currently being reviewed with a decision still pending.

The AMC Study indicated a project development and production schedule of approximately 3.5 years, specifically:  “Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill startup.”  Although Minera Juanicipio has not formally made a ‘production decision,’ Fresnillo, the operator, is reporting publically that Juanicipio will be in production in 2017.  The Company believes this timeline is consistent with that laid out it the AMC Study.

Cinco de Mayo

In the three months ended March 31, 2013, the Company incurred exploration and evaluation costs of $746,989 (2012: $1,956,914) on its 100% owned Cinco de Mayo property.  The principal focus of work was in preparation for negotiations for renewed surface access and surface rights purchase with the Ejido Benito Juarez (the “Ejido”). Further drilling on the Cinco de Mayo property can only resume upon obtaining the Soil Use Change Permit (which requires a surface access agreement with the local Ejido) and drill permits. Activities in the first quarter included meetings with Chihuahua State and Mexican Federal authorities and Community Public Relations and legal advisors in Mexico.  The process was protracted due to the political transition period as the new party and Presidency assumed operation of the Mexican government. The Company believes the Ejido access issue is a temporary delay and is working to resolve the issue on a permanent basis with the Ejido, with the expectation of resuming drilling on the property late in 2013.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html